

Mail Stop 3720

October 16, 2017

Thomas M. Rutledge
Chief Executive Officer
Charter Communications Operating, LLC
400 Atlantic Street
Stamford, Connecticut 06901

     Re: Charter Communications Operating, LLC and
           Charter Communications Operating Capital Corp.
           Registration Statement on Form S-4
           Filed October 6, 2017
           File No. 333-220863

Dear Mr. Rutledge:

     This is to advise you that we have not reviewed and will not review your registration statement.

     Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     Please contact William Mastrianna, Attorney-Adviser, at (202) 551-3778 or me at (202) 551-3810 with any questions.

                           Sincerely,

                           /s/ Celeste M. Murphy for

                           Larry Spirgel
                           Assistant Director
                           AD Office 11 – Telecommunications